SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of December 14, 2001

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                    Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                            No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company: MERANT plc

2)  Names of directors:

i)   J Michael Gullard (JMG)
ii)  Michel Berty (MB)
iii) Harold Hughes (HH)
iv)  Barry X Lynn (BXL)
v)   Don C Watters (DCW)

The Directors mentioned above have been granted options by the Company as follows:

17) Date of grant:  14 December 2001

18) Period during which or date on which exercisable: Exercisable immediately, expire 13 December 2011

19) Total amount paid (if any) for grant of the option: Nil

20) Description of shares involved:

i)    20,000 Ordinary 2p (JMG)
ii)   10,000 Ordinary 2p (MB)
iii)  10,000 Ordinary 2p (HH)
iv)   10,000 Ordinary 2p (BXL)
v)    10,000 Ordinary 2p (DCW)

21) Exercise price (fixed at time of grant): GBP 1.02

22) Total number of shares or debentures over which options held following this notification

i)    160,000 Ordinary 2p (JMG)
ii)    20,000 Ordinary 2p (MB)
iii)   90,000 Ordinary 2p (HH)
iv)    30,000 Ordinary 2p (BXL)
v)     30,000 Ordinary 2p (DCW)

23) Any additional information:

24) Name of contact and telephone number for queries: Philip Rosier
01635 565583

25) Name and signature of authorised company official responsible for making this notification:

Philip Rosier
14 December 2001


SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  December 14, 2001             By: /s/ Leo Millstein
                               --------------------------------------
                                     Leo Millstein
					       Vice President & General counsel